POWER EFFICIENCY CORPORATION
          May 10, 2007
VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Attn:	Peggy Fisher, Assistant Director
Eduardo Aleman, Staff Attorney

Re:	Power Efficiency Corporation
Form SB-2 filed April 25, 2007
File No. 333-142323
Ladies and Gentlemen:
     On behalf of Power Efficiency Corporation (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form SB-2 (the “Registration Statement”). Marked courtesy copies of this filing are being sent via overnight mail to Eduardo Aleman.
     This letter is being filed in response to the Staff’s comments to the Registration Statement filed April 25, 2007. The Staff’s comments are set forth in a letter from Peggy Fisher, Assistant Director, addressed to Steven Z. Strasser, Chairman and Chief Executive Officer of the Company, dated May 4, 2007.
     In this letter, we have recited the comment from the Staff in bold and have followed each comment with our response.
1.	Executive Compensation, page 41
     Please update your filing to comply with the disclosure requirements and related rules adopted in the executive compensation releases, See Releases Nos. 33-8732A and 33-8765. For further guidance, please refer to the related Compliance and Disclosure Interpretations available on our website at www.sec.gov.
     We acknowledge the Staff’s comment and have made the requested changes in the Registration Statement filed concurrently herewith.

     If you have any questions, please contact the undersigned at (702) 697-0377 or Adam Mimeles, Esq. at 212-370-1300.

Very truly yours, POWER EFFICIENCY CORPORATION.
/s/ Steven Z. Strasser
Steve n Z. Strasser
Chief Executive Officer